

SEC 19006419

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M Holdings Securities, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900 Portland OR

(No. and Street)

97209

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers 503-232-6960

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – if individual, state last, first, middle name)

777 E Wisconsin Ave	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean Pelos _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

M Holdings Securities, Inc. _____ , as

of December 31 _____ , 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
December 31, 2018 and 2017

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, and Audit Committee of M Holdings Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Holdings Securities, Inc. (the "Company") as of December 31, 2018 and 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17A-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2019

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2018 and 2017

Assets		2018		2017
Cash and cash equivalents	$	9,469,801	$	6,860,906
Commissions receivable		5,127,269		5,876,415
Accounts receivable		1,117,770		130,507
Deposits with clearing organizations and others (note 2)		145,011		145,011
Prepaid expenses and other assets		48,977		16,361
Total assets	$	15,908,828	$	13,029,200

Liabilities and Stockholder's Equity				
Liabilities:				
Commissions payable	$	9,138,431	$	9,496,906
Payable to parent (note 4)		2,101,078		2,640,244
Other liabilities		1,093,993		20,870
Total liabilities		12,333,502		12,158,020
Stockholder's equity:				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 10 shares		25,000		25,000
Additional paid-in capital		36,353,696		31,178,696
Accumulated deficit		(32,803,370)		(30,332,516)
Total stockholder's equity		3,575,326		871,180
Total liabilities and stockholder's equity	$	15,908,828	$	13,029,200

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2018 and 2017

	2018	2017
Revenues:		
Insurance commissions	$ 139,673,254	$ 130,913,656
Investment advisory fees	25,836,193	22,857,260
Mutual fund commissions	4,202,952	5,748,751
Supervisory fees	3,339,735	2,044,530
Investment fees	1,246,893	1,734,781
Securities commissions	782,869	1,014,825
Other income	600,433	1,168,325
Investment income	60,602	34,921
Total revenues	175,742,931	165,517,049
Expenses:		
Registered representative compensation	161,244,830	154,503,384
Employee compensation and benefits	8,961,576	7,469,621
Outside professional services	3,430,994	2,834,055
Office	3,252,538	2,532,919
General and administrative	922,892	727,432
Other	227,878	275,656
Travel	173,077	138,170
Total expenses	178,213,785	168,481,237
Net loss	$ (2,470,854)	$ (2,964,188)

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2018 and 2017

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balances as of January 1, 2017	10	$ 25,000	$ 28,328,696	$ (27,368,328)	$ 985,368
Capital contributions from Parent	—	—	2,850,000	—	2,850,000
Net loss	—	—	—	(2,964,188)	(2,964,188)
Balances as of December 31, 2017	10	25,000	31,178,696	(30,332,516)	871,180
Capital contributions from Parent	—	—	5,175,000	—	5,175,000
Net loss	—	—	—	(2,470,854)	(2,470,854)
Balances as of December 31, 2018	10	$ 25,000	$ 36,353,696	$ (32,803,370)	$ 3,575,326

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (2,470,854)	$ (2,964,188)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	749,146	(921,781)
Accounts receivable	(987,263)	88,653
Prepaid expenses and other assets	(32,616)	94,106
Commissions payable	(358,475)	526,618
Payable to parent	4,635,834	4,119,879
Other liabilities	1,073,123	3,846
Net cash provided by operating activities	2,608,895	947,133
Cash and cash equivalents at beginning of year	6,860,906	5,913,773
Cash and cash equivalents at end of year	$ 9,469,801	$ 6,860,906
Supplemental cash flow disclosures:		
Noncash operating activity - capital contributions from Parent	$ 5,175,000	$ 2,850,000

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but not limited to insurance and investment advisory business.

(b) Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) Adoption of New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 or Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (ASU 2014-09) requiring an entity to recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The Company adopted ASU 2014-09 effective January 1, 2018 using the modified retrospective transition approach, which had no impact on the Company's opening retained earnings. The Company completed its analysis and the adoption of ASU 2014-09 did not have any impact on the Company's Financial Statements.

(d) Revenue Recognition

Revenues from contracts with customers includes both commission and fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, whether multiple performance obligations exist and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commissions and any related clearing expenses are recorded on a trade-date basis as transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified,

the pricing is fixed and the risk and rewards of ownership have been transferred to/from the customer. Such revenues primarily arise from transactions in insurance products, mutual funds and securities.

Investment Advisory, Investment and Supervisory Fees

Investment advisory fees are based upon a percentage applied to the assets under management (AUM) of a customer's account. Investment fees are based upon the total net asset value (NAV) of a mutual fund or other pooled investment vehicles in which the Company has entered into agreements. These fees are generally received quarterly and are recognized as revenue at that point in time as they related specifically to the services provided during that period and the Company believes the performance obligation is satisfied at that time. Supervisory fees are recognized on a monthly basis.

(e)   *Accounts Receivable*

Management believes accounts receivable at December 31, 2018 and 2017 are collectible; accordingly, no provision for uncollectible accounts has been recorded.

(f)   *Cash and Cash Equivalents*

The Company's cash and cash equivalents consist of bank deposits, money market instruments and investments, primarily commercial paper. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. The amounts may exceed federally insured limits but management does not believe that the Company is exposed to any significant risks.

(g)   *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2018 and 2017, the Company did not have any unrecognized income tax benefits.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued, noting no material events that would require disclosure.

(j) Reclassifications

Certain amounts on the 2017 Statement of Cash Flows were reclassified to conform with current year presentation.

(2) Deposits with Clearing Organizations and Others

The Company settles commissions and other transactions through another broker-dealer, Pershing LLC (Pershing), on a fully disclosed basis.

The Company follows the guidance prescribed in a Securities and Exchange Commission (SEC) No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2018 and 2017, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account is $100,000 as of December 31, 2018 and 2017 (included in deposits with clearing organizations and others in the Statements of Financial Condition).

As of December 31, 2018 and 2017, the Company held $20,011 on deposit with the National Securities Clearing Corporation for commission net settlement activities and $25,000 with Financial Database Services for software support (included in deposits with clearing organizations and others in the Statements of Financial Condition).

(3)   Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule
(Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use
the alternative method, permitted by the rule, which requires that the Company maintain minimum net
capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from
customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that
equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5%
of aggregate debits. As of December 31, 2018 and 2017, the Company has regulatory net capital of
$2,369,984 and $667,838, which is $2,119,984 and $417,838 in excess of its required net capital of
$250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because
all customer transactions are cleared through another broker-dealer, as defined by the Rule, on a fully
disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.

(4)   Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead
and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees,
supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the
Company. Such direct expenses include registrations, assessments, fees, marketing, taxes, insurance,
outside professional services, and compensation related to production, which are specific to the Company.
All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of
December 31, 2018 and 2017, $2,101,078 and $2,640,244, respectively, is payable to the Parent for
expenses.

The Company, by mutual agreement with the Parent, has established a minimum net capital balance of
$300,000. To the extent that the reimbursement of expenses will cause net capital to decline below
$300,000, the Parent will make additional capital contributions to maintain a net capital balance of at least
$300,000. In addition, the Parent has represented that in the event the Company may no longer have
revenues large enough to fund its operations, the Parent will provide financial support to the Company
until such time that the revenues earned are sufficient to cover the Company's operating expenses and
required net capital.

The Company incurred net losses of $2,470,854 and $2,964,188 in the years ended December 31, 2018 and
2017, respectively. The Company received $5,175,000 and $2,850,000 in capital contributions from the
Parent for the years ended December 31, 2018 and 2017, respectively.

As of December 31, 2018 and 2017, the Company has approximately $55,000 and $48,000, respectively, in
amounts payable to Registered Representatives who are employees of Management Compensation Group
Northwest, LLC (dba M Benefit Solutions), a wholly owned subsidiary of the Parent. These amounts are
included in commissions payable in the Statements of Financial Condition. The commission expense
between M Benefit Solutions (included in registered representative compensation in the Statements of
Operations) amounted to approximately $3,836,000 and $2,982,000 for the years ended December 31,
2018 and 2017, respectively.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2015. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns.

On December 22, 2017, the Tax Cuts and Jobs Act (the Tax Act) was signed into law, which enacted major changes to the U.S. federal income tax laws, including a permanent reduction in the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. The Tax Act includes changes to operating net loss carryback and carryforward rules. For the year ended December 31, 2017, the Tax Act resulted in approximately $4.3 million in additional income tax expense, due to the re-measurement of deferred income tax assets and liabilities; however, no income tax expense was recognized due to the application of a full valuation allowance.

Reconciliations of the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2018 and 35% in 2017 to income before income taxes and the actual provision for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Computed "expected" income tax benefit	$ (520,171)	$ (1,037,466)
Change in income tax expense (benefit) resulting from:		
Regulatory fines and penalties	223,290	—
State income taxes	185,073	(74,706)
Other	49,751	31,125
Meals and entertainment	13,977	17,615
Rate change	—	4,308,136
Total income tax expense (benefit)	(48,080)	3,244,704
Valuation allowance	48,080	(3,244,704)
Provision for income taxes	$ —	$ —

Incentive Compensation Plan (ICP) expense is recorded within the financial statements of the Parent. The *Company has been allocated a percentage of the ICP expense deduction for stand-alone income tax* reporting purposes. The impact of this deduction is recognized in the temporary differences of the deferred income tax assets. The temporary differences that give rise to deferred income tax assets and liabilities as of December 31, 2018 and 2017, relate to the following:

	2018	2017
Deferred income tax assets:		
Net operating loss carryforward	$ 7,377,548	$ 6,961,596
Deferred state income taxes, net of federal income tax effect	1,712,984	1,813,815
Deferred rent	(33,020)	(17,239)
Total deferred income tax assets	9,057,512	8,758,172
Valuation allowance	(9,057,512)	(8,758,172)
Net deferred income tax assets	$ —	$ —

As of December 31, 2018, the Company has net operating loss carryforwards of approximately $35,131,000, of which $33,101,000 will expire starting in the year 2020 through the year 2037, and $2,030,000 will be carried forward indefinitely.

As noted above, management has established valuation allowances of $9,057,512 and $8,758,172 as of December 31, 2018 and 2017, respectively, to fully reserve against its deferred income tax assets as the Company's deferred income tax assets are not expected to be realized.

(6) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(7) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the Statements of Financial Condition at carrying values that approximate fair values, because of the short maturities of the instruments.

(8) Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that may result from a counterparty's failure to fulfill its contractual obligations. There is no maximum amount assigned to this right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Notes to Financial Statements

December 31, 2018 and 2017

assignable to this right. As of December 31, 2018 and 2017, the Company has recorded no liabilities with regard to this right. During 2018 and 2017, the Company did not pay the clearing brokers any amounts related to these guarantees.

There are certain situations where the Company may be charged back for commissions or fees received such as an early insurance policy lapse, partial surrender or trade correction. In these situations, the Company has the right to charge back the Registered Representative and the Member Firm. In such a circumstance, the risk of default depends on the creditworthiness of the Registered Representative and the Member Firm. Any commissions or fees charged back are included in accounts receivable and other liabilities, when appropriate.

The Company, its Parent and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. In addition, the Company may be named in claims before FINRA relating to the actions of its Registered Representatives or before the SEC relating to the actions of its Investment Advisors. The Company maintains an insurance policy for errors and omissions which covers such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. The Company's management does not believe that such litigation, any claims before FINRA, or any claims before the SEC, will have a material effect on its financial position.

(9) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

FINRA conducted routine examinations of the Company in 2015 and 2017 which have been closed with a filing of a Letter of Acceptance, Waiver and Consent (AWC) and fine.

During 2018, FINRA conducted a routine examination of the Company. The FINRA examination remains open as of December 31, 2018. The Company does not anticipate any material findings.

In February 2018, the SEC Division of Enforcement ("Enforcement Division") announced the Share Class Selection Disclosure Initiative ("SCSD Initiative"). As part of the SCSD Initiative investment advisers were encouraged to self-report possible securities laws violations relating to the failure to make certain disclosures concerning mutual fund share class selection and the payment of 12b-1 fees when a lower cost share class may have been available. In June, 2018, the Company notified the Enforcement Division that it intended to participate in the SCSD Initiative and began providing requested information to the Enforcement Division shortly thereafter.

The Company's participation in the SCSD initiative resulted in an agreement by the Company to make payments to certain impacted clients of the Company to cover both disgorgement and interest of the related 12b-1 fees that the Company received during the period January 1, 2014 through July 20, 2018. This agreement was signed by the Company on February 7, 2019 and will become effective once the SEC approves the agreement. The amount agreed to be paid by the Company totals approximately $1,022,000 and is included in other liabilities and office expense, in the Statements of Financial Condition and Operations, respectively, for the year ended December 31, 2018.

SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Computation of net capital:		
Total stockholder's equity in the Statement of Financial Condition	$	3,575,326
Less nonallowable assets:		
Accounts receivable		1,117,770
Commissions receivable		25,439
Deposits with others		25,000
Prepaid expenses and other assets		23,977
Net capital before haircuts on securities positions		2,383,140
Haircuts on securities positions		13,156
Net capital	$	2,369,984
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital		2,119,984
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement		2,069,984

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2018, as amended.

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II - Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Audit Committee of
M Holdings Securities, Inc.
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Holdings Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which M Holdings Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) M Holdings Securities, Inc. stated that M Holdings Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, other than as specified in M Holdings Securities, Inc. exemption report. M Holdings Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Holdings Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2019

M Holdings Securities, Inc.
Exemption Report – 15c3-3(k)(2)(ii)

M Holdings Securities, Inc. ("M Securities") meets the exemption conditions in § 240.15c3-3, paragraph (k)(2)(ii) which states:

> "The provision of this section shall not be applicable to a broker or dealer... (w)ho, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer."

M Securities met the identified exemption provisions in § 240.15c3-3(k) throughout the most recent fiscal year except as described below:

Date Received	Date Forwarded	Amount	Nature of Exception
1/9/2018	1/15/2018	$3,000.00	Delay forwarding check
1/9/2018	1/15/2018	$3,000.00	Delay forwarding check
1/25/2018	1/29/2018	$3,000.00	Delay forwarding check
1/25/2018	1/29/2018	$3,000.00	Delay forwarding check
1/29/2018	2/1/2018	$515,307.08	Delay forwarding check
3/2/2018	3/14/2018	$480,000.00	Check for variable life exceeded number of allowable days
4/12/2018	4/16/2018	$54,000.00	Delay forwarding check
4/10/2018	4/24/2018	$20,737.71	Check for variable life exceeded number of allowable days
7/10/2018	7/19/2018	$100,000.00	Check for variable life exceeded number of allowable days
7/10/2018	7/19/2018	$100,000.00	Check for variable life exceeded number of allowable days
8/8/2018	8/15/2018	$6,000.00	Delay forwarding check
8/22/2018	8/24/2018	$3,000.00	Delay forwarding check
8/1/2018	8/28/2018	$20,618.77	Delay forwarding check
8/30/2018	9/4/2018	$5,000.00	Delay forwarding check
8/29/2018	9/19/2018	$357,583.98	Check for variable life exceeded number of allowable days
7/5/2018	10/5/2018	$11,984.00	Delay forwarding check
10/4/2018	10/16/2018	$24,500.00	Delay forwarding check
10/22/2018	10/26/2018	$1,918.06	Delay forwarding check

I, Dean Pelos affirm to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2018.

[signature]

Dean Pelos
Chief Compliance Officer
M Holdings Securities, Inc.

M HOLDINGS SECURITIES, INC.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON
PROCEDURES Washington, D.C.

To the Board of Directors and Audit Committee of M Holdings Securities, Inc.

We have performed the procedures included in Rule 17a 5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by M Holdings Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

2. Compared the Total Revenues reflected in the audited Form X-17A-5 for the year ended December 31, 2018 with amounts reported in the Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
February 22, 2019

A

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2018
(Read carefully the Instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050214 FINRA DEC

M Holdings Securities, Inc.
1125 NW Couch St Ste 900
Portland OR 97209-4129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 14,332

   B. Less payment made with SIPC-6 filed (exclude interest)   (6,712   )
      7/30/18
      _____ Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,620

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐
      Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M Holdings Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of February, 20 19.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/18
and ending 12/31/18

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 175,742,931

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

175,742,931

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

162,848,511

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

$ for $ Cost Reimbursement

3,339,735

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

166,188,246

2d. SIPC Net Operating Revenues

$ 9,554,684

2e. General Assessment @ .0015

$ 14,332

(to page 1, line 2.A.)

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